Exhibit (a)(4)

12700 Sunrise Valley Drive
Reston, Virginia 20191-5804

               , 2001

Dear Option Holder:

On behalf of Landmark Systems Corporation (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange outstanding non-qualified options granted under the 1994 Stock Incentive Plan (the “1994 SIP”) (the “Options”) for new non-qualified options the Company will grant under the 1994 SIP (the “Offer”). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying he Company’s offer to exchange dated July 23, 2001 (the “Offer of Exchange”).

The Offer expired at 5:00 p.m. Reston, Virginia time, on August 22, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of            shares of Common Stock and cancelled all such Options.

The Company has accepted for exchange and cancelled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option under the 1994 SIP for the number of shares of Common Stock which is equal to the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also in accordance with the terms of the Offer, the terms and conditions of the New Option will be substantially the same as the terms and conditions of the Options you tendered for exchange, except that:

•	the per share exercise price under the New Option will be equal to the last reported sale price of the Common Stock on the Nasdaq National Market on the date the Company grants the New Option;
•	all New Options will be non-qualified stock options; and
•	the vesting schedule of the New Option, as set forth in the new stock option agreement, will begin on the date the Company grants the New Option.

Sincerely,

/s/ KATHERINE K. CLARK

Katherine K. Clark
Chief Executive Officer

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